UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Iridex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

462684101 (CUSIP Number)

Scott A Shuda

BlueLine Partners

3480 Buskirk Ave, Suite 215

Pleasant Hill, CA 94523

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners, LP 20-2141786
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 573,851
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 573,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,802
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 284,533
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 284,533

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,802
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners III, LP 20-5334797
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 97,423
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 97,423

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,802
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 955,807
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 955,807

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,802
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 39,037
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 39,037

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,802
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 39,037
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 39,037

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,802
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott Shuda
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 5,0000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,802
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

tem 1.  Security and Issuer.

This Schedule 13D relates to Common Stock (the “Common Stock”) of Iridex Corporation (“Iridex” or the “Company”) with its principal executive offices located at 1212 Terra Bella Avenue, Mountain View, CA  94043.

Item 2.  Identity and Background.

This statement is filed on behalf of BlueLine Capital Partners, LP, BlueLine Capital Partners II, LP, BlueLine Capital Partners III, LP, BlueLine Partners, LLC, Meridian OHC Partners, LP, TSV Investment Partners, LLC and Scott Shuda (collectively, the “Reporting Entities”).  BlueLine Partners, LLC is the sole general partner of BlueLine Capital Partners II, LP, BlueLine Capital Partners II, LP, and BlueLine Capital Partners III, LP, and TSV Investment Partners, LLC  is the sole general partner of Meridian OHC Partners, LP.  Scott Shuda is Managing Director of BlueLine Partners, LLC and TSV Investment Partners, LLC.  Mr. Shuda disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”) of securities held by Reporting Entities other than himself.  The address of BlueLine Partners, LLC is 3480 Buskirk Avenue Suite 214, Pleasant Hill, CA 94523, and the address of TSV Investment Partners, LLC is 425 Weed Street New Canaan, CT 06840.  During the last five years, none of the Reporting Entities has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body.  Each of the Reporting Entities is a Delaware limited partnership or Delaware limited liability company.  Mr. Shuda and Mr. Sapanski are U.S. citizens.

Item 3.  Source or Amount of Funds or Other Consideration.

All of the funds used in making the purchase of the Shares described in Item 5 of this Schedule 13D came from the working capital of the Reporting Entities.

Item 4.  Purpose of Transaction.

The Reporting Entities have purchased the Shares for investment purposes.  Mr. Shuda was previously a director of the Company and is currently chairman of the board of directors of InfuSystem Holdings, Inc., a provider of services in the medical infusion space.

BlueLine’s History with the Company

BlueLine Partners has been a shareholder of the Company since 2005.  The investment strategy of BlueLine Partners and Meridian OHC Partners is that of a friendly “activist” investor.  Both firms, and Mr. Shuda as their Managing Director, seek to invest in and assist companies experiencing challenges and/or difficult periods in their business.  This frequently involves taking seats on the board of directors of portfolio companies.

In 2007, BlueLine made a direct investment in the Company pursuant to which it acquired the right to nominate two designees to the Company’s board of directors.  The right to one of these seats expired when BlueLine converted the preferred shares acquired in the direct investment to common stock.  In October 2012, Mr. Shuda joined the Company’s board as the BlueLine nominee.  At that time, Iridex’ shares traded in the $3.70 range.  Over the next several years, Mr. Shuda worked with the Company’s management and directors on various projects including share buybacks, the introduction of the Company’s 577nm “yellow” laser, the introduction of the Company’s TxCellTM scanning laser delivery system, and the introduction of the Company’s Cyclo G6TM and MicroPulse P3TM glaucoma device and probe.

In early 2017, following the Company’s successful December 2016 direct offering at $14.00 per share, Mr. Shuda resigned from the Company’s board, in part, to facilitate BlueLine’s plan to distribute Company shares held by its funds to certain limited partners in such funds.  At that time, it was believed that Iridex was no longer a BlueLine-style turnaround investment, but rather an emerging and successful growth company.  As any reader of this filing will know, the Company subsequently experienced difficulties, including missing its 2017 revenue targets and the 2018 voluntary recall of its laser indirect ophthalmoscope.  Later in 2018, Iridex executed another direct offering at $6.00 per share.

BlueLine’s Right to Designate a Board Member

As disclosed by the Company in its Form 8-K filed on April 21, 2017, in 2017 BlueLine waived its right to designate a nominee for the Company’s board until March 31, 2018. In addition, BlueLine and Company amended its agreement concerning board nomination rights to provide that subsequent to March 31, 2018, BlueLine’s right to designate a nominee for nomination to the Company’s Board would terminate in the event that BlueLine and its affiliates no longer hold at least five percent (5%) of the number of shares of common stock of the Company issued and outstanding as of March 31, 2018.  As of the date of this filing, BlueLine entities holds shares well in excess of such 5% threshold.  Accordingly, BlueLine is currently in possession of an exercisable right to nominate one director to the Company’s board.

Potential Exercise of BlueLine’s Right to Nominate Director

BlueLine is changing its filing that of a Schedule 13G (passive) filer to that of a Schedule 13D (active) filer because it is considering exercising its right to nominate a director to the Company’s board.  BlueLine has not yet discussed this topic with the Company, but the topic has been raised in discussions with other shareholders of the Company.  BlueLine believes that certain recent discussions on this topic require a change in its filing status.

BlueLine believes that its representatives could be helpful to the Company, its management and board of directors given the current condition of the Company’s business and prevailing stock price.  BlueLine intends to pursue this topic in the coming weeks with members of the Company’s management and board of directors.  BlueLine would also invite the input of other shareholders, particularly on whether shareholders believe their interests would be benefited generally by adding additional shareholder representation to Iridex’ board of directors.  Shareholders are invited to email Mr. Shuda at info@meridianohc.com to arrange for a telephone call on such topic.

Item 5.  Interest in Securities of the Issuer.

As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 999,802 shares of Common Stock (the “Shares”).  The Shares represent approximately 7.4% of the shares of Common Stock outstanding based on 13,594,140 shares of the Company’s Common Stock outstanding at August 9, 2018 as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended October 25, 2018 as filed with the Securities and Exchange Commission on November 6, 2018.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

The transactions involving the Shares by the Reporting Entities over the past sixty days is provided below.  The price reported for the transactions is a weighted average daily price for Shares purchased in multiple transactions. The Reporting Entities undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

Date	Reporting Entity	Number of Shares	Price Per share
12/17/18	BlueLine Capital Partners II, LP	573	$4.01
12/18/18	BlueLine Capital Partners II, LP	2000	$3.99
1/30/19	BlueLine Capital Partners II, LP	100	$4.60
2/8/19	BlueLine Capital Partners II, LP	860	$4.56
2/14/19	BlueLine Capital Partners II, LP	1000	$4.50

To the knowledge of the Reporting Entities, none has engaged in any transaction in any shares of the Issuer’s Common Stock during the sixty days immediately preceding the date hereof.

No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Material to Be Filed as Exhibits.

The joint filing agreement entered into among the Reporting Entities is attached hereto as Exhibit A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2019

SIGNATURES

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

Title:    Managing Director

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

TSV Investment Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

Title:    Managing Director

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  February 15, 2019

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

Title:    Managing Director

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

TSV Investment Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

Title:    Managing Director

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda